UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

WESCO International, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-14989	25-1723342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

225 West Station Square Drive, Suite 700	15219
Pittsburgh, Pennsylvania	(Zip Code)
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Depositary Shares each representing a 1/1,000th interest in a share of Series A Fixed-Rate Reset Cumulative Perpetual Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates:
333-236307

Securities to be registered pursuant to Section 12(g) of the Act:
None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

WESCO International, Inc., a Delaware corporation (the “Company”), Warrior Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Anixter International Inc., a Delaware corporation (“Anixter”), have entered into an Agreement and Plan of Merger, dated as of January 10, 2020 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Anixter (the “Merger”), with Anixter surviving the Merger as a wholly owned subsidiary of the Company.

The securities to be registered hereby are depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Company’s Series A Fixed-Rate Reset Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”), with a liquidation preference of $25,000 per share (equivalent to $25.00 per Depositary Share), which Depositary Shares and Series A Preferred Stock will be issued in connection with the consummation of the Merger.

The descriptions set forth under the caption “Description of WESCO Series A Preferred Stock” in the Registration Statement on Form S-4 (File No. 333-236307) of the Company filed with the Securities and Exchange Commission on February 7, 2020, as amended by Pre-Effective Amendments No. 1 and 2, filed on March 4, 2020 and March 9, 2020, respectively, are incorporated herein by reference (the “Registration Statement”). The description of the Depositary Shares is set forth below.

Description of the Depositary Shares

General

Each Depositary Share will represent a 1/1,000th ownership interest in a share of the Series A Preferred Stock and will be evidenced by depositary receipts.  Subject to the terms of the deposit agreement, dated as of June 19, 2020 (the “Deposit Agreement”), among (i) the Company, (ii) Computershare Inc., a Delaware corporation, and its wholly owned subsidiary, Computershare Trust Company, N.A., a national banking association, jointly as the depositary (the “Depositary”), and (iii) the holders from time to time of the depositary receipts described therein, each holder of a Depositary Share is entitled, through the Depositary, in proportion to the applicable fraction of a share of the Series A Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Series A Preferred Stock represented thereby (including dividend, voting, redemption, conversion and liquidation rights).

In connection with the Merger, each share of Anixter common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive (i) $70.00 in cash, without interest, (ii) 0.2397 shares of Company common stock and (iii) 0.6356 Depositary Shares, in each case subject to adjustment as set forth in the Merger Agreement and as further described in the Registration Statement, and less any applicable withholding taxes.

The shares of Series A Preferred Stock will be deposited with the Depositary under the Deposit Agreement, and the Company will instruct the Depositary to treat the Series A Preferred Stock received by it in exchange for shares of Anixter common stock as newly deposited securities as provided in the Deposit Agreement.  The Depositary’s principal executive office is located at 150 Royall Street, Canton, Massachusetts 02021.

Dividends and Other Distributions

The Depositary will distribute any cash dividends or other cash distributions received in respect of shares of Series A Preferred Stock to the record holders of Depositary Shares in proportion to the number of Depositary Shares held by the holders.  The Depositary will distribute any property received by it other than cash to the record holders of Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution.  In that event, the Depositary may, with the Company’s approval, adopt such method as deemed equitable and practicable by the Company for the purpose of effecting such distribution, including selling the property and distributing the net proceeds from the sale to the holders of the Depositary Shares in proportion to the number of Depositary Shares they hold.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Series A Preferred Stock.

The amounts distributed to holders of Depositary Shares will be reduced by any amounts required to be withheld by the Depositary or by the Company on account of taxes or other governmental charges.

Redemption of Depositary Shares

If the Company redeems shares of Series A Preferred Stock represented by the Depositary Shares, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of such shares of Series A Preferred Stock held by the Depositary.  The redemption price per Depositary Share will be equal to 1/1,000th of the redemption price per share payable with respect to the shares of Series A Preferred Stock (or $25.00 per Depositary Share plus declared and unpaid dividends if applicable).  Whenever the Company redeems shares of Series A Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing such shares Series A Preferred Stock so redeemed.

In case of any redemption of less than all of the outstanding Depositary Shares, the Depositary Shares to be redeemed will be selected by the Depositary pro rata, by lot or in any other manner determined by the Depositary to be fair and equitable and provided that such methodology is consistent with any applicable stock exchange rules.

After the date fixed for redemption, the Depositary Shares called for redemption will no longer be deemed to be outstanding, and all rights of the holders of those Depositary Shares will cease, except the right to receive the amount payable and any other property to which the holders were entitled upon the redemption.  To receive this amount or other property, the holders must surrender the depositary receipts evidencing their Depositary Shares to the Depositary.  Any funds that the Company deposits with the Depositary for any Depositary Shares that the holders fail to redeem will be returned to the Company after a period of two years from the date the Company deposits the funds.

Voting the Series A Preferred Stock

When the Depositary receives notice of any meeting at which the holders of the shares of Series A Preferred Stock are entitled to vote, the Depositary will send the record holders of the Depositary Shares a notice prepared by the Company which includes (i) the information contained the notice of meeting and (ii) a statement that the record holders of Depositary Shares may, subject to any applicable restrictions, instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Series A Preferred Stock represented by their respective Depositary Shares (including an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by the Company) and a brief statement as to the manner in which such instructions may be given.  Each record holder of Depositary Shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the Depositary to vote the amount of the shares of the Series A Preferred Stock represented by the holder’s Depositary Shares.  Although each Depositary Share is entitled to 1/1,000th of a vote, the Depositary can only vote whole shares of the Series A preferred stock. To the extent possible, the Depositary will vote the amount of the shares of the Series A Preferred Stock represented by Depositary Shares in accordance with the instructions it receives.  The Company will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed.  If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing the Series A Preferred Stock, it will not vote the amount of the Series A preferred stock represented by such Depositary Shares.

The foregoing description of the terms of the Deposit Agreement and the Depositary Shares is qualified in its entirety by reference to the full text of the Deposit Agreement, a form of which is included as Exhibit 4.2 to this Registration Statement on Form 8-A and is incorporated by reference herein.

Item 2.	Exhibits.

Number	Description

3.1
Restated Certificate of Incorporation of WESCO International, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-4 dated September 28, 2001 (No. 333-70404))

3.2
Certificate of Amendment of Certificate of Incorporation to Restated Certificate of Incorporation of WESCO International, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated May 29, 2014)

3.3	Form of Certificate of Designations with respect to the Series A Preferred Stock

4.1	Instruments defining the Rights of Security Holders — reference is made to Exhibits 3.1, 3.2 and 3.3

4.2
Deposit Agreement, dated as of June 19, 2020, among the Company, Computershare Inc. and Computershare Trust Company, N.A., jointly as the Depositary, and the holders from time to time of the Depositary Receipts described therein

4.3	Form of Depositary Receipt (included as Exhibit A to Exhibit 4.2)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 19, 2020	WESCO INTERNATIONAL, INC.

	By:	/s/ David S. Schulz
	Name:	David S. Schulz
	Title:	Senior Vice President and Chief Financial Officer